EXHIBIT 99.1

Standard Lithium Demonstrates Successful Use of South West Arkansas Lithium Carbonate in North American LFP Battery Cells

  Lithium carbonate produced from the South West Arkansas Project pilot plant successfully used by Nano One® to manufacture lithium iron phosphate (“LFP”) cathode active material (“CAM”) and battery cells in North America
  Testing provides further validation of SWA Project’s process flowsheet and the suitability of its battery-quality lithium carbonate in downstream applications
  Advances Standard Lithium’s commitment to technological innovation and support for development of a domestic, fully-integrated energy storage supply chain

VANCOUVER, British Columbia, Aug. 13, 2026 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, is pleased to announce the successful downstream battery testing of lithium carbonate produced from its South West Arkansas project (the “SWA Project”).

Standard Lithium provided approximately one kilogram of battery-quality lithium carbonate produced using the SWA Project’s brine and process flowsheet (see press release dated 11 March 2025) to Nano One® Materials Corp. (“Nano One”). Nano One successfully used that material in its patented One-Pot™ process to produce LFP CAM, followed by battery coin cells for testing.

The resulting material demonstrated desired chemical and physical properties, achieved the intended particle morphology and delivered approximately 155 mAh/g on first discharge in initial electrochemical testing.

Dr. Andy Robinson, President and Chief Operating Officer of Standard Lithium, commented: “We have spent years testing and developing an integrated process flowsheet designed to produce a high-quality lithium product to meet the stringent needs of the battery industry. Our recent work alongside Nano One provides some exciting additional real-world validation of the work we have done.”

“We also understand that building a secure domestic battery and energy storage supply chain requires more than just lithium production in the United States.   There remains a significant gap between domestic demand needs and the planned production of critical battery raw materials and components, like CAM, to support it. Standard Lithium is well positioned to be a champion in the development of a complete supply chain, including by working with innovative companies such as Nano One that can help provide a solution for the missing midstream in the U.S.”

The test work completed is part of Standard Lithium’s broader efforts to support technology development opportunities and to engage with novel companies across the value chain. These collaborations enhance the Company’s understanding of evolving customer requirements and support the development of a more resilient and competitive domestic battery industry.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated direct lithium extraction and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

About Nano One® Materials Corp.

Nano One® Materials Corp. (TSX: NANO) (OTCQB: NNOMF) is a process technology company changing how cathode active materials (CAMs) are produced for lithium-ion batteries. Nano One’s platform is built on a portfolio of patented processes, decades of manufacturing know-how and modular plant designs that enable scalable, cost-competitive and easier-to-permit CAM production with resilient supply chains. The technology eliminates wastewater and byproducts while enabling regionally sourced raw materials and reducing exposure to foreign supply chain volatility. Modular plants are designed with fewer steps to reduce capex, energy and environmental intensity and to accelerate deployment, manufacturing and licensing. Product development and process optimization are based at Nano One’s Innovation Centre in Burnaby, British Columbia while piloting, demonstration and commercial production are based in Candiac, Québec, supported by a team with more than 15 years of commercial cathode manufacturing experience supplying global cell manufacturers. Strategic collaborations with global partners including Sumitomo Metal Mining, Rio Tinto and Worley support Nano One’s Design-One-Build-Many growth strategy. Nano One has received funding support from the Governments of Canada, the United States, Québec and British Columbia.

For more information, please visit nanoOne.ca.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

X: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe, “expect”, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the LFP CAM testing’s ability to validate the SWA Project’s process flowsheet and the suitability of its battery-quality lithium carbonate in downstream applications, the existence of a significant gap between domestic demand needs and the planned production of critical battery raw materials and components, the Company’s ability to champion the development of a complete domestic battery and energy storage supply chain, the cost and timing of any advancements of the SWA Project, continued exploration of the Franklin project, future expansion phases and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.